February 11, 2009

Mr. John Cash Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE – MS 7010 Washington, D.C. 20549-7010

Re:	Waste Connections, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31507
Response to Comment Letter

Dear Mr. Cash:

On behalf of Waste Connections, Inc. (the “Company”), I hereby set forth the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 30, 2009.  The Staff’s comment is repeated below in bold, and is followed by the Company’s response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Segments, Prior Comment 1

1.
Thank you for the supplemental information you provided regarding your monthly CODM report.  We note the information received by your CODM, Ron Mittelstaedt, includes actual monthly EBITDA, comparative forecasted monthly EBITDA, a comparison of the three-month forecast to budget including variances, and a comparison of current year actual to year-to-date budget with forecast including variances, all by district.  This appears to be discrete financial information provided to the CODM on the district level.  We also note in your responses to prior comments 4 and 8 in your letter dated January 8, 2009, that each of the Company’s districts individually constitutes a business.  As such, please tell us how you determined that the districts do not constitute your operating segments as defined by paragraph 10 of SFAS 131.

The Company notes that although the monthly information received by our CODM includes EBITDA by district, that such information is included in the monthly CODM report to provide additional contextual information regarding the performance of the region and that resource allocation decisions are made at the geographic region level and not the district level.  This assertion is supported by the information included in our response to Staff Comment No. 8 in our letter dated January 8, 2009.  Repeated below are certain of the factors enumerated in that response that we considered in concluding that our geographic regions constitute our operating segments.  These are as follows:

Mr. John Cash
U.S. Securities and Exchange Commission
February 11, 2009

●
Each of the Regional Vice Presidents regularly reviews the results of the overall region and the districts.  Each Regional Vice President reports to the CODM.  District management does not report directly to the CODM.

●
During the annual budget preparation process, the CODM provides each operating region with numerous budget objectives.  These objectives include price increase goals, operating margin expansion goals, headcount requirements and capital expenditure limits.  The expectation of the CODM is that the overall budget of the operating region adheres to the budget objectives.

●	Each operating region’s annual capital expenditure budget is a total dollar amount that can be allocated to the individual operating districts at the discretion of the Regional Vice President.
●	The Company’s Board of Directors receives a package quarterly that presents financial and other relevant operating information by region and on a consolidated basis only.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

a)	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b)	Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c)	For which discrete financial information is available.

Additionally, SFAS 131, paragraph 14, states: “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.  The term segment manager identifies a function, not necessarily a manager with a specific title.”

The Company also notes that SFAS 131, paragraph 24, states: “There may be a practical limit to the number of reportable segments that an enterprise separately discloses beyond which segment information may become overly detailed.  Although no precise limit has been determined, as the number of segments that are reportable in accordance with paragraphs 18-23 increases above 10, the enterprise should consider whether a practical limit has been reached.”  While paragraph 24 speaks to reportable segments rather than operating segments, the Company believes it is nonetheless relevant for purposes of a consideration of whether the Company's districts may constitute its operating segments.  The Company notes that a conclusion that its more than 160 districts are operating segments would be inconsistent with how the CODM manages the business and how resource allocation decisions are made, and further would also appear to exceed a practical limit in terms the number of operating segments.

Mr. John Cash
U.S. Securities and Exchange Commission
February 11, 2009

Based on the factors cited above, the Company believes that its three operating regions, and not its districts, constitute its operating segments under SFAS 131.

Please refer any questions or comments you may have to the undersigned at (916) 608-8200.

Regards,

/s/ Worthing F. Jackman

WORTHING F. JACKMAN

Executive Vice President and Chief Financial Officer

cc:	Bret Johnson (SEC)
John Hartz (SEC)